 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated August 9, 2018, announcing the Company's financial results for the second quarter and first half ended June 30, 2018.

The information contained in this Report on Form 6-K, except for the commentary of the Company's Chief Executive Officer, the reference to the Seatrade award, and the Seatrade logo contained in Exhibit 99.1, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210849) that was filed with the U.S. Securities and Exchange Commission effective April 21, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: August 10, 2018

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information August 9, 2018 – 8 a.m. CET _________________________________

EURONAV ANNOUNCES SECOND QUARTER AND HALF YEAR RESULTS 2018
HIGHLIGHTS

•	Gener8 merger completed mid-June with fleet integration ongoing
•	Growing number of large tankers recycling during Q2
•	Concentrated newbuilds delivery schedule continues to provide challenges
•	VLCC freight rates: improving at the start of Q3
•	Minimum fixed dividend USD 0.06 per share confirmed for first half year

ANTWERP, Belgium, August 9, 2018 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") today reported its non-audited financial results for the first semester and second quarter of 2018 ended June 30, 2018.

Paddy Rodgers, CEO of Euronav said: "Completion of the Gener8 merger during the second quarter of 2018 reflected a huge amount of work by Euronav and provides the Company with a market leading large tanker platform of over 70 vessels. Demand for and supply of crude oil remain resilient, boosted recently by a directional change from key OPEC participants and well supported by expansion in ton miles, elevated recycling activity and impending regulatory change.

However, the rebalancing of the tanker market requires further affirmative action in reducing primarily older tonnage, restraint from contracting and a supportive oil price structure. Euronav remains confident on the medium term prospects for the large tanker market and today we see some short term improvements in the supply of both crude and tankers."

PRESS RELEASE Regulated information August 9, 2018 – 8 a.m. CET _________________________________

The most important key figures (unaudited) are:

(in thousands of USD)	First quarter 2018	Second quarter 2018	First semester 2018	First semester 2017

Revenue	98,136	104,612	202,748	290,591
Other operating income	1,178	955	2,133	2,775

Voyage expenses and commissions	(19,809)	(26,468)	(46,277)	(32,283)
Vessel operating expenses	(36,895)	(41,975)	(78,870)	(78,488)
Charter hire expenses	(7,673)	(7,759)	(15,432)	(15,485)
General and administrative expenses	(13,750)	(17,400)	(31,150)	(22,351)
Net gain (loss) on disposal of tangible assets	−	10,175	10,175	(21,007)
Depreciation	(53,509)	(59,468)	(112,977)	(115,573)

Net finance expenses	(11,328)	(15,465)	(26,793)	(19,641)
Bargain purchase	−	36,280	36,280	−
Share of profit (loss) of equity accounted investees	4,574	3,846	8,420	21,024
Result before taxation	(39,076)	(12,667)	(51,743)	9,562

Tax benefit (expense)	(15)	156	141	526
Profit (loss) for the period	(39,091)	(12,511)	(51,602)	10,088

Attributable to: Owners of the company	(39,091)	(12,511)	(51,602)	10,088

The contribution to the result is as follows:

(in thousands of USD)	First quarter 2018	Second quarter 2018	First semester 2018	First semester 2017

Tankers	(43,671)	(16,356)	(60,026)	(10,921)
FSO	4,580	3,845	8,424	21,009
Result after taxation	(39,091)	(12,511)	(51,602)	10,088

Information per share:

(in USD per share)	First quarter 2018	Second quarter 2018	First semester 2018	First semester 2017

Weighted average number of shares (basic) *	158,166,534	170,864,331	164,550,509	158,166,534
Result after taxation	(0.25)	(0.07)	(0.31)	0.06

* The number of shares issued on June 30, 2018 is 220,024,713.

PRESS RELEASE Regulated information August 9, 2018 – 8 a.m. CET _________________________________

EBITDA reconciliation (unaudited):

(in thousands of USD)	First quarter 2018	Second quarter 2018	First semester 2018	First semester 2017

Profit (loss) for the period	(39,091)	(12,511)	(51,602)	10,088
+ Depreciation	53,509	59,468	112,977	115,573
+ Net finance expenses	11,328	15,465	26,793	19,641
+ Tax expense (benefit)	15	(156)	(141)	(526)

EBITDA	25,761	62,266	88,027	144,776

+ Depreciation equity accounted investees	4,456	4,505	8,961	8,961
+ Net finance expenses equity accounted investees	(15)	990	975	643
+ Tax expense (benefit) equity accounted investees	469	386	855	(2,564)

Proportionate EBITDA	30,671	68,147	98,818	151,816

Proportionate EBITDA per share:

(in USD per share)	First quarter 2018	Second quarter 2018	First semester 2018	First semester 2017

Weighted average number of shares (basic)	158,166,534	170,864,331	164,550,509	158,166,534
Proportionate EBITDA	0.19	0.40	0.60	0.96

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

For the first half of 2018 the Company had a net loss of USD -51.6 million or USD -0.31 per share (first half of 2017: net profit of USD 10.1 million or USD 0.06 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 98.8 million (first half of 2017: USD 151.8 million).

PRESS RELEASE Regulated information August 9, 2018 – 8 a.m. CET _________________________________

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Second quarter 2018	Second quarter 2017	First Semester 2018	First Semester 2017
VLCC
Average spot rate (in TI pool)*	16,751	28,351	17,467	34,843
Average time charter rate**	34,976	41,480	34,410	41,300
SUEZMAX
Average spot rate***	12,883	17,341	13,334	20,508
Average time charter rate**	20,882	21,651	23,218	22,830

*Euronav owned ships in TI Pool
**Including profit share where applicable
*** Excluding technical offhire days

INTERIM DIVIDEND 2018

In line with our stated policy of a minimum fixed dividend, Euronav will pay an interim dividend of USD 0.06 per share for the first half of 2018. It is anticipated that the ex-dividend date shall be September 26, 2018 with a record date of September 27, 2018 and a payment date as of October 8, 2018. This equates to a cash payment to shareholders of USD 13.1 million on the enlarged number of shares following completion of the Gener8 Maritime merger in June.

EURONAV TANKER FLEET & CAPITAL EXPENDITURES

Euronav took delivery of the third Suezmax the Cap Port Arthur (2018 – 156,600 dwt) on August 8, 2018 with the fourth and last vessel from Hyundai Heavy Industries due for delivery at the end of August. During the second quarter a total of 43.5 USD million was made in installment payments towards the construction of the two remaining Suezmax vessels at Hyundai Heavy Industries with an outstanding balance of 86.6 USD million at the end of the second quarter. These vessel orders are accompanied by four seven-year time charter contracts.

The Company sold the Suezmax Cap Jean (1998 – 146,643 dwt) for USD 10.6 million. The vessel was delivered to her new owners on June 8, 2018. The Company recorded a capital gain of approximately USD 10.6 million on the sale.

In conjunction with the merger with Gener8 Maritime, Inc. ("Gener8") Euronav sold six VLCCs to International Seaways on June 14, 2018 for a total consideration of 434 million USD which includes 123 million USD in cash and 311 million USD in the form of assumption of the outstanding debt related to the vessels. The six vessels are the Gener8 Miltiades (2016 – 301,038 dwt), Gener8 Chiotis (2016 – 300,973 dwt), Gener8 Success (2016 – 300,932 dwt), Gener8 Andriotis (2016 – 301,014 dwt), Gener8 Strength (2015 – 300,960 dwt) and Gener8 Supreme (2016 – 300,933 dwt).

On June 27, 2018 Euronav acquired the ULCC Seaways Laura Lynn (2003 – 441,561 dwt) from Oceania Tanker Corporation, a subsidiary of International Seaways. Euronav renamed the ULCC as Oceania and registered it under the Belgian flag. Euronav Tankers bought the Seaways Laura Lynn for 32.5 million USD. Next to the TI Europe (2002 – 441,561 dwt) which the Company already owned, the Seaways Laura Lynn is the only other ULCC in the global tanker fleet.

MERGER BETWEEN EURONAV AND GENER8 MARITIME

On June 11, 2018 Gener8's shareholders approved the merger between the two companies. Upon closing the merger, Gener8 became a wholly-owned subsidiary of Euronav. Holders of 81% of the outstanding shares of Gener8 cast their vote, and of those 98% approved the merger.

The Combined Entity balance sheet assets of over USD 4 billion has marked-to-market leverage of less than 50% with the Company retaining around USD 758 million of liquidity as at the end of June 2018. The status of this transaction has been recognized with the Seatrade awards selecting the merger as its "Deal of the Year" for 2018 in June.

PRESS RELEASE Regulated information August 9, 2018 – 8 a.m. CET _________________________________

GAIN ON BARGAIN PURCHASE

The acquisition of Gener8 resulted in the recognition of a gain on bargain purchase on business combination of USD 36.3 million being recorded in the Consolidated Statement of Profit or Loss in the second quarter. The Company booked a gain on bargain purchase as a result of the Net Assets acquired being higher than the consideration paid.

TANKER MARKET

Recycling of primarily older tonnage during the first half of 2018 has caused modest net decrease of worldwide fleet for this period. The 41 VLCC equivalents (33 VLCCs and 16 Suezmaxes) removed from the global fleet in the six months to the end of June (source: Pareto) compares favorably with the 69 VLCC equivalents removed during the course of calendar year 1985 – the record year for recycling. Accompanying this trend, prices in both the VLCC and Suezmax sectors for new builds have been rising 9% and 7% respectively during the first semester (source: Clarkson's).

An elevated recycling price, continued negative cash flow pressure on older tonnage from challenged freight rates, low utilization and growing pressure from incoming regulatory changes should provide support for further recycling in the second half and beyond. Further fleet rebalancing is however required before the freight market can make sustained progress as the new build delivery schedule remains concentrated particularly in the VLCC sector well into 2019.

Whilst recent proposals from OPEC to increase production are positive for the tanker market, they are caveated by volatile supply signals from Venezuela, Libya and Iran, primarily over how sanctions are imposed on them. Should sanction imposition be aggressive this could lead to 20-30 Iranian tankers being removed from the global trading fleet to be used for domestic floating storage which would provide a positive boost to the tanker market in the second half.

OUTLOOK

The IEA have largely kept demand growth forecasts static at 1.4 mbpd for calendar 2018 and recently introduced the same estimate for 2019. These resilient demand figures remain above the long term trend growth level (1.1 mbpd) despite a crude oil price remaining above USD 70 since the start of the second quarter of 2018.

Ton miles has supported this buoyant demand background particularly with U.S. crude exports which topped 3 mbpd in late June for the first time. Over the past 30 months, since the export ban was lifted, U.S. crude exports have risen 600% with potential for further expansion into 2019/20 as pipeline and port infrastructure are improved.

Further fleet rebalancing is required before this supportive background can be translated into improved freight rates on a sustainable basis. Restraint from contracting and a supportive oil price structure would also provide support against recent volatile signals from the crude oil market.

So far in the third quarter of 2018, the Euronav VLCC fleet operated in the Tankers International Pool has earned about USD 17,100 and 60% of the available days have been fixed. Euronav's Suezmax fleet trading on the spot market has earned about USD 12,725 per day on average with 60% of the available days fixed.

PRESS RELEASE Regulated information August 9, 2018 – 8 a.m. CET _________________________________

CONFERENCE CALL

Euronav will host a conference call today at 8 a.m. EDT / 2 p.m. CET today to discuss the results for the second quarter of 2018.

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the "Investor Relations" page of the Euronav website at www.euronav.com.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	9 August 2018
Event Time:	8 a.m. EDT / 2 p.m. CET
Event Title:	"Q2 2018 Earnings Conference Call"
Event Site/URL:	https://services.choruscall.com/links/euronav180809i5DaLRGm.html

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: http://dpregister.com/10122254. Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to +1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.

A replay of the call will be available until 14 August 2018, beginning at 9 a.m. EDT / 3 p.m. CET on 9 August 2018. Telephone participants located in the U.S. can dial +1-877-344-7529. Others can dial +1-412-317-0088. Please reference the conference number 10122254.

*
*  *

PRESS RELEASE Regulated information August 9, 2018 – 8 a.m. CET _________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Half year report 2018 available on website: Thursday, August 23, 2018

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 2 ULCCs, 43 VLCCs, 27 Suezmaxes (two under construction), 2 LR1s and 2 FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French, Liberian and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Condensed consolidated statement of financial position (unaudited)
(in thousands of USD)

	June 30, 2018	December 31, 2017 *
ASSETS

Non-current assets
Vessels	3,605,611	2,271,500
Assets under construction	39,248	63,668
Other tangible assets	2,012	1,663
Intangible assets	173	72
Receivables	54,022	160,352
Investments in equity accounted investees	35,824	30,595
Deferred tax assets	2,601	2,487

Total non-current assets	3,739,491	2,530,337

Current assets
Trade and other receivables	239,819	136,797
Current tax assets	201	191
Cash and cash equivalents	206,279	143,648
Non-current assets held for sale	1,319	−

Total current assets	447,618	280,636

TOTAL ASSETS	4,187,109	2,810,973

EQUITY and LIABILITIES

Equity
Share capital	239,148	173,046
Share premium	1,702,549	1,215,227
Translation reserve	524	568
Hedging reserve	(201)	−
Treasury shares	(16,102)	(16,102)
Retained earnings	410,662	473,622

Equity attributable to owners of the Company	2,336,580	1,846,361

Non-current liabilities
Bank loans	1,275,712	653,730
Other Notes	147,890	147,619
Other payables	413	539
Employee benefits	4,297	3,984

Total non-current liabilities	1,428,312	805,872

Current liabilities
Trade and other payables	87,067	61,355
Current tax liabilities	11	11
Bank loans	276,849	47,361
Other borrowings	58,290	50,010
Provisions	−	3

Total current liabilities	422,217	158,740

TOTAL EQUITY and LIABILITIES	4,187,109	2,810,973

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.

Condensed consolidated statement of profit and loss (unaudited)
(in thousands of USD except per share amounts)

	2018	2017 *
	Jan. 1 - Jun. 30, 2018	Jan. 1 - Jun. 30, 2017
Shipping income
Revenue	202,748	290,591
Gains on disposal of vessels/other tangible assets	10,175	20
Other operating income	2,133	2,775
Total shipping income	215,056	293,386

Operating expenses
Voyage expenses and commissions	(46,277)	(32,283)
Vessel operating expenses	(78,870)	(78,488)
Charter hire expenses	(15,432)	(15,485)
Depreciation tangible assets	(112,926)	(115,525)
Depreciation intangible assets	(51)	(48)
General and administrative expenses	(31,150)	(22,351)
Total operating expenses	(284,706)	(285,207)

RESULT FROM OPERATING ACTIVITIES	(69,650)	8,179

Finance income	7,185	2,393
Finance expenses	(33,978)	(22,034)
Net finance expenses	(26,793)	(19,641)

Bargain purchase	36,280	−
Share of profit (loss) of equity accounted investees (net of income tax)	8,420	21,024

PROFIT (LOSS) BEFORE INCOME TAX	(51,743)	9,562

Income tax benefit (expense)	141	526

PROFIT (LOSS) FOR THE PERIOD	(51,602)	10,088

Attributable to:
Owners of the company	(51,602)	10,088

Basic earnings per share	(0.31)	0.06
Diluted earnings per share	(0.31)	0.06

Weighted average number of shares (basic)	164,550,509	158,166,534
Weighted average number of shares (diluted)	164,634,673	158,304,525

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2018	2017 *
	Jan. 1 - Jun. 30, 2018	Jan. 1 - Jun. 30, 2017

Profit/(loss) for the period	(51,602)	10,088

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	−	−

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(44)	296
Cash flow hedges - effective portion of changes in fair value	(201)	−
Equity-accounted investees - share of other comprehensive income	(160)	484

Other comprehensive income, net of tax	(405)	780

Total comprehensive income for the period	(52,007)	10,868

Attributable to:
Owners of the company	(52,007)	10,868

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.

Condensed consolidated statement of changes in equity (unaudited)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2017	173,046	1,215,227	120	−	(16,102)	515,665	1,887,956

Profit (loss) for the period	−	−	−	−	−	10,088	10,088
Total other comprehensive income	−	−	296	−	−	484	780
Total comprehensive income	−	−	296	−	−	10,572	10,868

Transactions with owners of the company
Dividends to equity holders	−	−	−	−	−	(34,797)	(34,797)
Equity-settled share-based payment	−	−	−	−	−	161	161
Total transactions with owners	−	−	−	−	−	(34,636)	(34,636)

Balance at June 30, 2017	173,046	1,215,227	416	−	(16,102)	491,601	1,864,188

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2018	173,046	1,215,227	568	−	(16,102)	473,621	1,846,360

Adjustment on initial application of IFRS 15 (net of tax)	−	−	−	−	−	(1,729)	(1,729)
Adjustment on initial application of IFRS 9 (net of tax)	−	−	−	−	−	(16)	(16)
Balance at January 1, 2018 adjusted *	173,046	1,215,227	568	−	(16,102)	471,876	1,844,615

Profit (loss) for the period	−	−	−	−	−	(51,602)	(51,602)
Total other comprehensive income	−	−	(44)	(201)	−	(160)	(405)
Total comprehensive income	−	−	(44)	(201)	−	(51,762)	(52,007)

Transactions with owners of the company
Issue of ordinary shares related to business combinations	66,102	487,322	−	−	−	−	553,424
Dividends to equity holders	−	−	−	−	−	(9,489)	(9,489)
Equity-settled share-based payment	−	−	−	−	−	37	37
Total transactions with owners	66,102	487,322	−	−	−	(9,452)	543,972

Balance at June 30, 2018	239,148	1,702,549	524	(201)	(16,102)	410,662	2,336,580

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated but the opening balance of 2018 has been adjusted following the application of IFRS 15 on revenue Recognition.

Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)

	2018	2017 *
	Jan. 1 - Jun. 30, 2018	Jan. 1 - Jun. 30, 2017
Cash flows from operating activities
Profit (loss) for the period	(51,602)	10,088

Adjustments for:	84,292	134,269
Depreciation of tangible assets	112,926	115,525
Depreciation of intangible assets	51	48
Provisions	(3)	(58)
Tax (benefits)/expenses	(141)	(526)
Share of profit of equity-accounted investees, net of tax	(8,420)	(21,024)
Net finance expense	26,793	19,641
(Gain)/loss on disposal of assets	(10,175)	21,007
Equity-settled share-based payment transactions	37	161
Amortization of deferred capital gain	(496)	(505)
Gain on bargain purchase	(36,280)	−

Changes in working capital requirements	(23,136)	4,765
Change in cash guarantees	31	(29)
Change in trade receivables	(325)	2,467
Change in accrued income	(2,796)	5,518
Change in deferred charges	(13,186)	(1,412)
Change in other receivables	(3,760)	2,543
Change in trade payables	(838)	723
Change in accrued payroll	(13,037)	(838)
Change in accrued expenses	13,380	(2,260)
Change in deferred income	(5,109)	(2,300)
Change in other payables	2,185	43
Change in provisions for employee benefits	319	310

Income taxes paid during the period	18	167
Interest paid	(21,394)	(17,569)
Interest received	547	266
Dividends received from equity-accounted investees	−	1,250

Net cash from (used in) operating activities	(11,275)	133,236

Acquisition of vessels	(147,426)	(141,684)
Proceeds from the sale of vessels	10,175	20,790
Acquisition of other tangible assets	(272)	(73)
Acquisition of intangible assets	(1)	(1)
Proceeds from the sale of other (in)tangible assets	−	28
Loans from (to) related parties	118,700	18,500
Net cash received from business combinations	126,288	−
Sale of subsidiaries	120,025	−

Net cash from (used in) investing activities	227,489	(102,440)

Proceeds from new borrowings	480,056	533,074
Repayment of borrowings	(621,890)	(495,012)
Transaction costs related to issue of loans and borrowings	(1,649)	(5,874)
Dividends paid	(9,501)	(34,651)

Net cash from (used in) financing activities	(152,984)	(2,463)

Net increase (decrease) in cash and cash equivalents	63,230	28,333

Net cash and cash equivalents at the beginning of the period	143,648	206,689
Effect of changes in exchange rates	(599)	677

Net cash and cash equivalents at the end of the period	206,279	235,699

of which restricted cash	96,689	115

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.